                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                  (Amendment No. 15)


                               PROVIDENT BANCORP, INC.
                                   (Name of Issuer)


                          Class A Common Stock, No Par Value
                            (Title of Class of Securities)



                                      743834-20-2
                                    (CUSIP Number)



                                 James E. Evans, Esq.
                                One East Fourth Street
                                Cincinnati, Ohio 45202
                                    (513) 579-2536
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)



                                    April 3, 1995
               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

                                  Page 1 of 20 Pages
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

          CUSIP NO. 743834-20-2          13D             Page 2 of 20 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    American Premier Group, Inc.               31-1422526
                    American Financial Corporation             31-0624874

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]

          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ohio corporations

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER
                     - - -

          8    SHARED VOTING POWER

                    556,984 (See Item 5)

          9    SOLE DISPOSITIVE POWER
                     - - -

          10    SHARED DISPOSITIVE POWER

                    2,878,347 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,878,347 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.1% (See Item 5)

          14    TYPE OF REPORTING PERSON*
                    HC
                    CO
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

          CUSIP NO. 743834-20-2          13D             Page 3 of 20 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Carl H. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER

                    2,447,340

          8    SHARED VOTING POWER

                    3,004,324 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                    2,447,340

          10    SHARED DISPOSITIVE POWER

                    5,325,687 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                    5,325,687 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.8% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN
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

          CUSIP NO. 743834-20-2          13D             Page 4 of 20 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Carl H. Lindner III

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER

                     779,396

          8    SHARED VOTING POWER

                    1,336,380 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                     779,396

          10    SHARED DISPOSITIVE POWER

                    3,657,743 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    3,657,743 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.5% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN
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

          CUSIP NO. 743834-20-2          13D             Page 5 of 20 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    S. Craig Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER

                    937,585

          8    SHARED VOTING POWER

                    1,494,569 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                     937,585

          10    SHARED DISPOSITIVE POWER

                    3,815,932 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    3,815,932 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    21.4% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN
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

          CUSIP NO. 743834-20-2          13D             Page 6 of 20 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Keith E. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER

                    1,091,854

          8    SHARED VOTING POWER

                    1,648,838 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                    1,091,854

          10    SHARED DISPOSITIVE POWER

                    3,970,201 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    3,970,201 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.2% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN
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

          Item 1. Security and Issuer.

             This Amendment No. 15 to Schedule 13D is filed on behalf of American Premier Group, Inc. ("American Premier"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Premier, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended by AFC and Carl H. Lindner on November 5, 1993, relative to the no par value Common Stock ("Common Stock,") issued by Provident Bancorp, Inc. ("Provident"). American Premier, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner are being added as Reporting Persons to this joint filing as a result of the transaction described in Item 3 below.

             The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

             As of April 7, 1995, the Lindner Family beneficially owned approximately 49.8% of the outstanding common stock of American Premier and American Premier beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).

          Item 2. Identity and Background.

             See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Lindner Family, American Premier and AFC.

          Item 3. Source and Amount of Funds or Other Consideration.

             On April 3, 1995, American Premier acquired AFC and American Premier Underwriters, Inc. ("APU") in a transaction involving the merger of AFC and APU with two separate wholly-owned subsidiaries of American Premier. As a result of that transaction, American Premier became the beneficial owner of all of the equity securities held by AFC, APU and their subsidiaries. The shares of Provident Common Stock to which this Statement relates are held as set forth in Item 5.

             Through their ownership of approximately 49.8% of the outstanding common stock of American Premier and their positions as directors and executive officers of American Premier, the members of the Lindner Family may be deemed to be controlling persons with respect to American Premier.

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          Item 4. Purpose of the Transaction.

             The Reporting Persons consider their beneficial ownership of Provident equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Provident equity securities or dispose of some or all of the Provident equity securities which they beneficially own.

             Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          Item 5. Interest in Securities of the Issuer.

             As of April 7, 1995, the Reporting Persons beneficially owned 8,134,522 shares (or approximately 45.5% of the outstanding shares) of Provident Common Stock as follows:

                     Holder                             Number of Shares

                  AFC                                          34,000
                  GAI                                       2,291,287
                  GALIC                                       553,060
                  Carl H. Lindner (a)                       2,447,340
                  Carl H. Lindner III (b)                     779,396
                  S. Craig Lindner (c)                        937,585
                  Keith E. Lindner (d)                      1,091,854

                    Total:                                  8,134,522

          GAI   = Great American Insurance Company, 100% owned by AFC
          GALIC = Great American Life Insurance Company, 81.4% owned by
                  American Premier

          (a) Includes 325,792 shares held by his spouse and 44,609 shares held by a foundation over which he has voting and investment power. Does not include 556,984 shares held by subsidiaries of American Premier, of which he is Chairman of the Board and Chief Executive Officer and with whom he shares voting and investment power and 2,321,363 shares held by subsidiaries of American Premier issuable to any person or entity to which such shares may be transferred and which are not entitled to vote but as to which Mr. Lindner and AFC share investment power.

          (b)  Includes  1,854 shares held by his spouse.  Does not include
               shares  beneficially owned  by American  Premier.   See Note
               (a).

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

          (c) Includes 146,326 shares held by his spouse individually and as custodian for their minor children and 3,000 shares held by a foundation over which he has voting and investment power. Does not include shares beneficially owned by American Premier. See Note (a).

          (d) Includes 1,746 shares he holds as custodian for his minor children, 151,281 held in two trusts for the benefit of his minor children, over which he or his spouse have shared voting and investment power. Also includes 131,832 shares which are held in a trust for the benefit of the minor children of Carl H. Lindner III and 20,000 shares which are held in a trust for the benefit of the minor children of S. Craig Lindner, in each case over which he has sole voting and investment power but no pecuniary interest. Does not include shares beneficially owned by American Premier. See Note (a).

               Certain officers and directors of American Premier and AFC beneficially own shares of Provident Common Stock as follows:


                       Holder                      Number of Shares

                    Robert D. Lindner                  1,080,775
                    Richard E. Lindner                   192,709
                    James E. Evans                         9,651
                    Fred J. Runk                          66,105
                    Thomas E. Mischell                    18,083
                    Sandra W. Heimann                    325,946
                    Robert C. Lintz                        2,250
                    Ronald F. Walker                         270

               As of April 7, 1995, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of American Premier or AFC.

          Item 6.   Contracts,     Arrangements,      Understandings     or
          Relationships
                       With Respect to Securities of the Issuer.

               See the documents referred to in Item 7 and numbered (4) through (17).

          Item 7.   Material to be filed as Exhibits.

               (1)  Schedule referred to in Item 2.

               (2)  Agreement  required  pursuant  to   Regulation  Section
                    240.13d-1(f)(1)   promulgated   under  the   Securities
                    Exchange Act of 1934, as amended.

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                                        - 10 -
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


               (3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

               (4) Pledge and Security Agreement dated October 28, 1993 between Carl H. Lindner, Jr. and Keith E. Lindner, Trustee under Irrevocable Trust Indenture with Martha
                    S. Lindner, dated July 1, 1983.

               (5) Pledge and Security Agreement dated October 28, 1993 between Carl H. Lindner, Jr. and Keith E. Lindner, Trustee under Irrevocable Trust Indenture with Carl H. Lindner, III and Martha S. Lindner, dated October 23, 1984.

               (6) Pledge and Security Agreement dated October 28, 1993 between Carl H. Lindner, Jr. and Keith E. Lindner, Trustee under Irrevocable Trust Indenture with Carl H. Lindner, III and Martha S. Lindner, dated August 23, 1985.

               (7) Pledge and Security Agreement dated October 28, 1993 between Carl H. Lindner, Jr. and Keith E. Lindner, Trustee under Irrevocable Trust Indenture with Carl H. Lindner, III and Martha S. Lindner, dated September 26, 1989.

               (8) Pledge and Security Agreement dated October 29, 1993 between Carl H. Lindner, Jr. and Keith E. Lindner and
                    S.   Craig  Lindner,  Trustees  under  an  Amended  and
                    Restated Trust Agreement with Carl H. Lindner, III dated November 5, 1984.

               (9) Pledge and Security Agreement dated October 28, 1993 between Carl H. Lindner, Jr. and Keith E. Lindner, Trustee under Irrevocable Trust Indenture with Frances
                    R. Lindner, dated February 13, 1985.

               (10) Pledge and  Security Agreement  dated October 28,  1993 between Carl H. Lindner, Jr. and Frances R. Lindner, custodian for S. Craig Lindner, Jr. under Ohio Transfers to Minors Act.

               (11) Pledge  and Security  Agreement dated October  28, 1993 between Carl H. Lindner, Jr. and Frances r. Lindner, Custodian for christine Frances Lindner under Ohio Transfers to Minors Act.

               (12) Pledge and  Security Agreement dated  October 28,  1993 between Carl H. Lindner, Jr. and Frances R. Lindner, Custodian for Clara Ann Lindner under Ohio Transfers to Minors Act.

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

               (13) Pledge and  Security Agreement  dated October  28, 1993 between Carl  H. Lindner,  Jr. and Frances  R. Lindner,
                    Custodian for Corinne Edyth Lindner under Ohio Transfers to Minors Act.

               (14) Pledge and  Security Agreement  dated October  28, 1993 between Carl H. Lindner, Jr. and S. Craig Lindner, Trustee for S. Craig Lindner Living Trust dated March 30, 1983.

               (15) Pledge and  Security Agreement  dated October 28,  1993 between Carl H. Lindner, Jr. and Keith E. Lindner and Christopher B. Hewett, Trustees of the Courtney O'Neil 1992 Trust dated December 22, 1992.

               (16) Pledge  and Security  Agreement dated October  28, 1993 between Carl H. Lindner, Jr. and Courtney O'Neil and Christopher B. Hewett, Trustees of the Keith E. Lindner 1992 Trust dated December 22, 1992.

               (17) Pledge and  Security Agreement dated  October 28,  1993 between Carl H. Lindner, Jr. and Keith E. Lindner and Christopher B. Hewett, Trustees of the Keith E. Lindner Living Trust dated June 2, 1992.

               Exhibits 4 through 17 are incorporated herein by reference from Amendment No. 14 to Schedule 13D filed by AFC and Carl H. Lindner.

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

               After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

          Dated:  April 12, 1995

                                     AMERICAN PREMIER GROUP, INC.


                                      By: James E. Evans
                                           James E. Evans, Senior Vice
                                            President and General Counsel

                                     AMERICAN FINANCIAL CORPORATION


                                     By: James C. Kennedy
                                         James C. Kennedy, Deputy General
                                           Counsel and Secretary


                                            James C. Kennedy
                                         James C. Kennedy, As
                                            Attorney-in-Fact for:
                                               Carl H. Lindner
                                               Carl H. Lindner III
                                               S. Craig Lindner
                                               Keith E. Lindner
          (PROV-BNK.#15)

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

          Exhibit 1

          Item 2.  Identity and Background.

               American Premier is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated on April 3, 1995. American Premier operates through indirect, wholly-owned and majority-owned subsidiaries (including AFC and American Premier Underwriters, Inc.) and other companies in which it beneficially owns significant equity interests. These companies operate in a variety of financial businesses, primarily property and casualty insurance and including annuities and portfolio investing. In non-financial areas, these companies have substantial operations in the food products industry, and radio and television station operations.

               Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Premier. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987.

               Carl H. Lindner III's principal occupation is as President of American Premier.

               S.  Craig  Lindner's  principal   occupations  are  as  Vice
          Chairman of American Premier and President of American Annuity Group, Inc., a subsidiary of American Premier.

               Keith E. Lindner's principal occupations are as Vice Chairman of American Premier and President and Chief Operating Officer of Chiquita Brands International, Inc., an affiliate of American Premier.

               The identity and background of the executive officers, directors and controlling persons of American Premier (other than the Lindner Family, which is set forth above) are as follows:

               1. Theodore H. Emmerich is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. He is presently a director of American Premier. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

               2.  James E.  Evans' principal occupation is as  Senior Vice
          President  and  General  Counsel  of  American  Premier.   He  is
          presently a director of American Premier.

               3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of American Premier. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

               4. Alfred W. Martinelli's principal occupation is as Chairman and Chief Executive Officer of Buckeye Management Company. He is presently a director of American Premier. Mr. Martinelli's business address is 100 Matsonford Road, Building 5, Suite 445, Radnor, Pennsylvania 19807.

               5. William Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of American Premier. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

               6.  Neil M. Hahl's principal occupation  is as a Senior Vice
          President of American  Premier.   He is presently  a director  of
          American Premier.

               7. Robert W. Olson's principal occupation is as Senior Vice President and Secretary of American Premier. He is presently a director of American Premier.

               8. Fred J. Runk's present principal occupation is as Senior Vice President and Treasurer of American Premier.

               9. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Premier.

               The identity and background of the executive officers, directors and controlling persons of AFC (other than the Lindner Family, which is set forth above) are as follows:

               1. Robert D. Lindner's principal occupation is as Chairman of the Board of Directors of United Dairy Farmers, Inc. He is presently a director of AFC. Mr. Lindner's business address is 3955 Montgomery Road, Cincinnati, Ohio 45212.

               2. Richard E. Lindner is a private investor. He was Chairman of the Board and Chief Executive Officer of Thriftway, Inc. (a privately-held supermarket chain) until its sale in March 1995. He is presently a director of AFC. Mr. Lindner's business address is 4901 Hunt Road, Cincinnati, Ohio 45242, Cincinnati, Ohio 45242.

               3. Ronald F. Walker's principal occupation is as an executive of AFC. He is presently a director of AFC. Mr. Walker's business address is 580 Walnut Street, Cincinnati, Ohio 45202.

               4. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Premier.

               5. Sandra W. Heimann's principal occupation is as a Vice President of AFC.

               6. Robert C. Lintz's principal occupation is as a Vice President of AFC.

               7. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Premier.

               8. Fred J. Runk's present principal occupation is as Senior Vice President and Treasurer of American Premier.

               The Lindner Family and American Premier may be deemed to be controlling persons with respect to AFC.

                    Unless otherwise noted, the business address of American Premier, AFC and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

               None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Exhibit 2
                                      AGREEMENT

               This Agreement executed this  7th day of April, 1995,  is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

               WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

               WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

               WHEREAS,  American Premier  and AFC  and  their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

               NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                   AMERICAN PREMIER GROUP, INC.
                                   AMERICAN FINANCIAL CORPORATION

                                   By:/s/ James E. Evans
                                      James E. Evans
                                      Vice President & General Counsel

                                      /s/ Carl H. Lindner
                                      Carl H. Lindner

                                      /s/ Carl H. Lindner III
                                      Carl H. Lindner III

                                      /s/ S. Craig Lindner
                                      S. Craig Lindner

                                      /s/ Keith E. Lindner
                                      Keith E. Lindner

          Exhibit 3


                                  POWER OF ATTORNEY



               I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto   set  my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.


                                            /s/  Carl H. Lindner

                                                Carl H. Lindner

                                  POWER OF ATTORNEY



               I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto  set   my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                           /s/ Carl H. Lindner III
                                               Carl H. Lindner III

                                  POWER OF ATTORNEY



               I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto  set   my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                                   /s/ S. Craig  Lindner

                                                       S. Craig Lindner

                                  POWER OF ATTORNEY



               I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto  set   my  hand  at
          Cincinnati, Ohio this 4th day of April, 1995.



                                            /s/ Keith E. Lindner
                                                Keith E. Lindner